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                                                                  EXHIBIT 3.2(B)


                           AMENDMENT TO THE BYLAWS OF
                            DALEEN TECHNOLOGIES, INC.


The last sentence of Section 3.6 of the Bylaws is hereby removed and replaced in its entirety as follows:

    Unless otherwise provided in the Certificate, nominations for the members of the Board of Directors shall be made by Board, the Chairman of the Board or a nominating committee established pursuant to Section 3.12 of these Bylaws, which committee shall consist of members of the Board of Directors who are not officers of the Corporation and who are not nominees for election as directors at the annual meeting, and approved by the Board of Directors.

There have been no amendments to the Bylaws other than as expressly set forth above in this Amendment, and the Bylaws remain in full force and effect and unamended in all other respects.

Dated: January 31, 2002